Monthly Report - June, 2018

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $      (4,779,629)     (15,731,248)
Change in unrealized gain (loss) on open            7,022,716        8,111,857
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            (450)
      obligations
   Change in unrealized gain (loss) from U.S.          19,545          103,942
      Treasury obligations
Interest Income 			              265,525        1,335,090
Foreign exchange gain (loss) on margin deposits      (54,556)         (63,308)
				                 ------------    -------------
Total: Income 				            2,473,601      (6,244,117)

Expenses:
   Brokerage commissions 		              781,320        4,912,054
   Management fee 			               44,897          275,174
   20.0% New Trading Profit Share 	                  483              532
   Custody fees 		       	                8,964           18,170
   Administrative expense 	       	               92,477          568,361
					         ------------    -------------
Total: Expenses 		                      928,141        5,774,291
Net Income(Loss)			   $        1,545,460     (12,018,408)
for June, 2018

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (154,070.404    $     3,578,760    181,937,022    185,515,782
units) at May 31, 2018
Addition of 		 	              0        374,696        374,696
243.211 units on June 1, 2018
Redemption of 		 	              0    (2,767,894)    (2,767,894)
(2,363.189) units on  June 30, 2018*
Net Income (Loss)               $        44,771      1,500,689      1,545,460
for June, 2018
         			   -------------   -------------   -----------


Net Asset Value at June 30, 2018
(151,997.456 units inclusive
of 47.030 additional units) 	      3,623,531    181,044,513    184,668,044
				  =============  ============= ==============


		GLOBAL MACRO TRUST June 2018 UPDATE
                      Year to Date     Net Asset
Series	  June ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    0.72% 	   (6.18)%  $  1,142.94	  128,989.024 $   147,426,623
Series 3    1.10% 	   (4.03)%  $  1,561.67	   19,276.389 $    30,103,427
Series 4    1.25% 	   (3.18)%  $  1,932.35	    3,553.549 $     6,866,693
Series 5    0.86% 	     1.33%  $  1,519.94	      178.494 $       271,301

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					July 18, 2018
Dear Investor:

Following another month of wide price swings, gains from trading interest rate, energy and grain futures outpaced losses from trading stock index futures, metal futures and currency forwards. Trading of soft commodity and livestock futures was nearly flat.

Worsening trade tensions, political upheavals in several countries--Italy, Spain, Germany, Brazil, Argentina, Turkey, Malaysia--, and a failure of inflation to accelerate broadly, led to increased demand for government securities. Consequently, long positions in German, French, Italian, U.S., and Canadian note and bond futures were profitable. A long Eurodollar trade was unprofitable in the wake of another Fed interest rate increase.

A likely reduction in demand due to increased tariffs on grain combined with ample global supplies produced marked price decreases. Hence, short soybean, corn and wheat trades were profitable.

From late May through much of June crude oil prices retreated due to reports that OPEC and Russia might be discussing a relaxation of their supply constraint agreement, and due to some weakening of global growth. However, when the announced production increase disappointed market expectations, particularly in light of future potential supply cuts from Iran, Venezuela and Libya, prices retraced most of the earlier declines. On balance, profits from long positions in WTI and Brent crude outdistanced small losses from trading London gas oil and heating oil.

Trade tensions, political uncertainties and worries about future global growth weighed on equity markets. Long positions in German, Chinese, Hong Kong, Taiwanese Singaporean and Japanese equity futures, countries whose economies are heavily trade-dependent, were particularly unprofitable. Meanwhile, a long NASDAQ futures trade and long positions in British, Canadian and Australian equity futures provided partially offsetting gains. A short position in the emerging market equity index was also slightly profitable.

The U.S. dollar reached a yearly high near the end of May, fell off somewhat during the first half of June, then recovered to a new yearly high by the end of the June. Overall, currency trading was marginally negative. Long dollar positions versus the currencies of Switzerland, Korea, Israel, Brazil, Chile and Australia were profitable. On the other hand, long dollar trades against the currencies of Great Britain and Mexico, and trading the U.S. dollar versus the Japanese yen, New Zealand dollar and a few other currencies produced slightly larger losses.

Losses from trading industrial metals, especially copper, marginally outpaced a small gain from trading gold.

Short coffee and sugar trades were slightly profitable, while a long cotton position was marginally unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman